EXHIBIT(a)(5)(ii)

TEMPLETON DRAGON FUND, INC. Broward Financial Centre 500 E. Broward Blvd./Suite 2100 Fort Lauderdale, FL 33394-3091
FRANKLIN® TEMPLETON® INVESTMENTS	Tel 954-527-7500

July 17, 2002

For more information, please contact Franklin Templeton Investments at 1-800-342-5236. Members of the media should contact Lisa Gallegos at Franklin Templeton Corporate Communications at 650-312-3395.

TEMPLETON DRAGON FUND, INC. (“TDF”) ANNOUNCES
FINAL RESULTS OF TENDER OFFER

Fort Lauderdale, Florida, July 17, 2002. Templeton Dragon Fund, Inc. (NYSE: TDF) (the “Fund”), a closed-end management investment company, announced today the final results of the Fund’s tender offer to purchase up to 4,874,109 shares of its outstanding common stock, which expired on Wednesday, July 10, 2002 at 11:59 p.m., Eastern time.

A total of 4,364,925.9071 shares were properly tendered and not withdrawn by July 10, 2002, the expiration date for the tender offer and the final date for withdrawals. In accordance with the terms of the tender offer, the Fund has accepted for purchase all shares properly tendered by all tendering shareholders. The purchase price for tendered shares is $9.45 per share. Mellon Investor Services LLC, the depositary for this tender offer, has received the aggregate proceeds for all accepted shares and is currently in the process of distributing the funds to individual shareholders.

The Fund’s investment manager is Templeton Asset Management Ltd., an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $270 billion in assets under management as of June 30, 2002. For more information, please call 1-800-DIAL BEN® (1-800-342-5236).

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